

Lynette Yiadom-Boakye (b.1977)

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After reviewing 30 other examples, we privately secured the Painting after coming to the market for the first time since its original sale to the previous owner. Another painting executed a year earlier and in a similar size sold for $1.74m this past May.

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Initial Offering Price

$1,554,000

Offering Circular

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Similar Sales | Record Price | Repeat Sales



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Price Appreciation of Similar Works

27.8%

Sharpe Ratio — watch video

Lynette Yiadom-Boakye	Not enough data
All Art	0.55
S&P 500	0.56

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WHY WE LIKE THIS PAINTING

- Lynette Yiadom-Boakye is an acclaimed British-Ghanaian painter and writer recognized for her timeless figurative paintings that explore memory and imagination.
- A major survey of the artist's work, titled "Lynette Yiadom-Boakye: Fly in League with the Night," opened at Tate Britain in London in 2020 but closed early due to the COVID-19 pandemic. After touring to subsequent institutions across Europe, the exhibition is slated to reopen at the Tate on November 24, 2022.
- Our acquisitions team has reviewed approximately 30 examples of work by Lynette Yiadom-Boakye from around the world, some of which are priced in excess of $1 million. Of these 30 works, this is the first we have selected to be offered on the Masterworks platform.
- Executed in 2012, the year before she was shortlisted for the prestigious Turner Prize, the Painting exhibits the artist's recognizable format, which favors lone figures depicted in three-quarter or full-length view and placed against ambiguous, often monochromatic, backgrounds.
- As of November 22, 2022, six of the artist's top ten auction price records have been achieved in the last two years, with three of her top five records set since January 2022. These are led by: "Diplomacy III" (2009), which sold for $1,950,000 in May 2021, "11pm Sunday" (2011), which sold for $1,744,000 in May 2022, and "Highpower" (2008), which sold for $1,679,355 in October 2022.
- Single figure compositions in particular dominate the artist's secondary market secondary market, with depictions of lone subjects set against monochromatic backgrounds, like the Painting, commanding top prices at auction. As of November 4, 2022, these works account for six of the artist's top ten auction records and are led by: "11pm Sunday" (2011), which sold for $1,744,000 in May 2022, and "Highpower" (2008), which sold for $1,679,35 in October 2022.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$5,432,422	10

LYNETTE

YIADOM-BOAKYE

b. 1977, UNITED KINGDOM



$1,554,000

INITIAL OFFERING

27.8%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

Oil on canvas | 71 × 40 in. (180 × 102 cm.)

Lynette Yiadom-Boakye is an acclaimed British-Ghanaian painter and writer recognized for her timeless depictions of imaginary subjects.

The Painting is a characteristic example of Lynette Yiadom-Boakye's enigmatic portraits of fictitious characters. Executed in 2012, the year before she was shortlisted for the prestigious Turner Prize, the Painting depicts a smiling woman clad in white, who sits in a burgundy armchair. As is typical of the artist's mature practice, the central figure is imagined, likely culled from memories or found imagery, created by the artist in the moment– and whose features are only solidified as she paints them into existence. The Painting exhibits the artist's recognizable format, which favors figures depicted in three-quarter or full-length view and placed against ambiguous, often monochromatic, backgrounds. Yiadom-Boakye paints with urgency and employs loose, gestural brushwork to depict the Painting's female subject. Her painterly improvisation likely resulted from her common practice of completing paintings in a single day as well as her fondness of the materiality of paint. Accomplished as both a writer and a painter, Yiadom-Boakye often assigns allusive or poetic titles to her works. She describes these titles as an "extra brush-mark" that are integral to the work, but do not offer an explanation. The Painting's title, *Oyster*, is therefore a springboard for imagination, and encourages viewers to arrive at their own interpretation of this fictitious character. Depictions of lone subjects set against monochromatic backgrounds that are similar in scale and composition to the Painting command top prices at auction. As of November 22, 2022, these works account for six of the artist's top ten auction records and have sold in excess of $1 million. These examples are led by: *11pm Sunday* (2011), which sold for $1,744,000 at Sotheby's, New York, on May 19, 2022, *Highpower* (2008), which sold for £1,482,000 ($1,679,355) at Christie's, London, on October 13, 2022, and *Leave A Brick Under The Maple* (2015), which sold for £795,000 ($1,008,185) at Phillips, London, on June 27, 2019. The Painting's year, subject, format, and execution make it a commercial and desirable work by Lynette Yiadom-Boakye.

In the wake of being shortlisted for the Turner Prize in 2013, works by Lynette Yiadom-Boakye first began to appear at auction and both annual turnover and median price point have grown steadily since 2020. Single figure compositions in particular dominate her secondary market. While relatively few group portraits have come to auction, they have achieved prices that exceed $1,500,000. As of November 22, 2022, six of her top ten auction records have been achieved in the last two years, with three of her top five records set since January 2022. These are led by: *Diplomacy III* (2009), which sold for $1,950,000 at Christie's, New York, on May 11, 2021, *11pm Sunday* (2011), which sold for $1,744,000 at Sotheby's, New York, on May 19, 2022, and *Highpower* (2008), which sold for £1,482,000 ($1,679,355) at Christie's, London, on October 13, 2022.

AS OF NOVEMBER 22, 2022, SIX OF THE ARTIST'S TOP TEN AUCTION RECORDS HAVE BEEN ACHIEVED IN THE LAST TWO YEARS, WITH THREE OF HER TOP FIVE RECORDS SET SINCE JANUARY 2022. THESE ARE LED BY: *DIPLOMACY III* (2009), WHICH SOLD FOR $1,950,000 AT CHRISTIE'S, NEW YORK, ON MAY 11, 2021, *11PM SUNDAY* (2011), WHICH SOLD FOR $1,744,000 AT SOTHEBY'S, NEW YORK, ON MAY 19, 2022, AND *HIGHPOWER* (2008), WHICH SOLD FOR £1,482,000 ($1,679,355) AT CHRISTIE'S, LONDON, ON OCTOBER 13, 2022.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$1.8M
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$0.4M
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Lynette Yiadom-Boakye (b. 1977, London, England) is an acclaimed British-Ghanaian painter and writer recognized for her timeless depictions of imaginary subjects. She studied at Central Saint Martins College of Art and Design and Falmouth College of Art, before completing an MFA in 2003 from the Royal Academy Schools. She received her first solo exhibition a year later at Prowler Project Space in London, and her first major institutional exhibition opened at the Studio Museum in Harlem, New York, in late 2010. This first solo museum show, titled "Lynette Yiadom-Boakye: Any Number of Preoccupations," was curated by Naomi Beckwith with collaborations from influential curators Thelma Golden and critic Okwui Enwezor. Following this early success, Yiadom-Boakye subsequently received several prestigious recognitions, and has continued to to exhibit internationally. In 2013, she was a finalist for the Turner Prize and in 2018 she was awarded the Carnegie Prize and exhibited alongside Francis Bacon and Lucien Freud in "All Too Human: Bacon, Freud and a Century of Painting Life" at the Tate Britain. In 2019, her work was included in the inaugural Ghanaian pavilion, designed by British-Ghanaian architect David Adjaye and curated by Nana Oforiatta Ayim, at the Venice Biennale and was also the subject of a focused exhibition at the Yale Center for British Art, curated by the Pulitzer Prize-winning author Hilton Als. In 2020, a major survey of her work, titled "Lynette Yiadom-Boakye: Fly in League with the Night," opened at Tate Britain in London but closed early due to the COVID-19 pandemic. After touring to subsequent institutions, including the Moderna Museet in Stockholm, the Kunstsammlung Nordrhein-Westfalen in Düsseldorf, and the Grand Duke Jean Museum of Modern Art in Luxembourg, the exhibition is slated to reopen at the Tate in late November 2022. Yiadom-Boakye's work is included in notable institutional collections, including the Tate Collection in London, The Museum of Modern Art in New York, the Baltimore Museum of Art, the Kunstmuseum Basel, Switzerland, and the Museum of Contemporary Art in Los Angeles, among others. As of November 22, 2022, the artist is based in London, and is represented by Jack Shainman Gallery.



LYNETTE YIADOM-BOAKYE





IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Lynette Yiadom-Boakye with the following criteria: canvas paintings executed 2009 to 2017 that measure 30 inches by 30 inches to 90 inches by 90 inches and depict, to the best of our ability to determine, single figures,, excluding examples depicting exterior backgrounds and nudes.. Where the price with buyer's premium was not listed, it was calculated based on the auction house's terms and conditions. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 27.8% CAGR implied from selected sales occurring from October 19, 2013 to May 19, 2022.